UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders – Voting Results

The extraordinary general meeting of shareholders of Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), was held on August 10, 2026 at 10:00 am Hong Kong time and August 9, 2026 at 10:00 pm Eastern Time.

A brief description and the final vote results for the proposals follow.

(1)	Resolution 1: Share Capital Increase

To approve, as an ordinary resolution, an increase of authorized share capital from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each (the “Ordinary Shares”) to US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 (the “Share Capital Increase”);

Resolution	For	For %	Against	Against %	Abstain	Abstain %
To approve the increase of the Company’s authorized shares	7,019,114	99.790%	14,272	0.203%	504	0.007%

As a result, resolution 1 was passed as an ordinary resolution.

(2)	Resolution 2: Creation of Class A and Class B Shares and Adoption of New M&A

To approve, as a special resolution, subject to and conditional upon approval of the Share Capital Increase, the creation of Class A ordinary shares and Class B ordinary shares and the adoption of the second amended and restated memorandum of association and articles of association of the Company, by:

(i) re-classifying the authorized share capital of the Company from US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each as 4,993,640,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 6,360,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), with the Class A Ordinary Shares carrying one vote per share and the Class B Ordinary Shares carrying fifty votes per share;

(ii) re-designating each issued share of the Company as a Class A Ordinary Share with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company;

(a) immediately following the re-designation, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited shall be repurchased and cancelled by the Company and, in consideration, the Company shall allot and issue to Joyful Star Limited (or such other person as directed) 5,280,000 Class B Ordinary Shares, credited as fully paid-up;

(b) immediately following the re-designation, 1,080,000 Class A Ordinary Shares held by Green Circle Limited shall be repurchased and cancelled by the Company and, in consideration, the Company shall allot and issue to Green Circle Limited (or such other person as directed) 1,080,000 Class B Ordinary Shares, credited as fully paid-up; and

(iii) approving and adopting the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company.

Resolution	For	For %	Against	Against %	Abstain	Abstain %
To approve the re-classification of share capital, creation of Class A and Class B shares and adoption of the New M&A	7,017,320	99.764%	15,740	0.224%	830	0.012%

As a result, resolution 2 was passed as a special resolution.

(3)	Resolution 3: Share Consolidation

To approve, as an ordinary resolution, with effect from October 7, 2026, a share consolidation whereby every six issued and unissued shares of all classes or series of a par value of US$0.001 each in the share capital of the Company shall be consolidated into one share of a par value of US$0.006 each (the “Share Consolidation”), with fractional consolidated shares to be rounded up so that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

Resolution	For	For %	Against	Against %	Abstain	Abstain %
To approve the Share Consolidation of all classes or series of shares of the Company	7,017,188	99.763%	16,198	0.230%	504	0.007%

As a result, resolution 3 was passed as an ordinary resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited
(Registrant)

Date: August 14, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director